Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information of Algoma Steel Group Inc., a corporation organized under the laws of the Province of British Columbia (“Algoma” or “the Company”) and its consolidated subsidiaries after giving effect to the merger of Algoma Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Algoma (“Merger Sub”), with and into Legato Merger Corp., a Delaware corporation (“Legato”), with Legato surviving as a wholly-owned subsidiary of Algoma, and with the securityholders of Legato becoming securityholders of Algoma (the “Merger” and together with the other transactions contemplated by the Merger Agreement, to be effective upon consummation of the Merger, the “Transactions”). The following unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X.

On May 24, 2021, Algoma entered into the Agreement and Plan of Merger, dated as of May 24, 2021 (the “Merger Agreement”), by and among Algoma, Merger Sub and Legato. Pursuant to the Merger Agreement, Merger Sub merged with and into Legato, with Legato surviving the Merger. On October 19, 2021, the Merger was consummated with Legato becoming a wholly owned subsidiary of Algoma and the stockholders of Legato becoming shareholders of Algoma. The common shares of Algoma (the “Algoma Common Shares”) trade on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the symbol “ASTL” and the warrants of Algoma (the “Algoma Warrants”) trade on Nasdaq and the TSX under the symbols “ASTLW” and “ASTL.WT”, respectively.

Pursuant to the Merger Agreement:

(i)

Algoma effected the a stock split, such that each outstanding Algoma Common Share became such number of Algoma Common Shares, each valued at $10.00 per share, as determined by the Conversion Factor (as defined in the Merger Agreement) (the “Stock Split”), with such Algoma Common Shares subsequently distributed to the equityholders of Algoma’s ultimate parent company (the “Parent Distribution”); and

(ii)

prior to the effective time of the Merger pursuant to the Merger Agreement and the Delaware General Corporation Law (the “Effective Time”), each outstanding equity incentive granted to certain directors, officers and other employees of Algoma Steel Holdings Inc., a direct wholly-owned subsidiary of Algoma, and/or its subsidiaries, under the Algoma Steel Holdings Inc. Long-Term Incentive Plan (the “LTIP Awards”) that had vested and that was held by a holder who executed an exchange agreement and joinder to the lock-up agreement entered into concurrently with the execution of the Merger Agreement by Algoma’s sole shareholder and Legato’s initial shareholders (the “Founders”) was exchanged for the right to acquire a number of Algoma Common Shares as determined by reference to the Conversion Factor (the “Replacement LTIP Awards”), such that following the Stock Split and the exchange of vested LTIP Awards for Replacement LTIP Awards, as contemplated by and subject to the terms and conditions of the Merger Agreement (the “LTIP Exchange”), there were approximately 75.0 million Algoma Common Shares outstanding on a fully-diluted basis.

As a result of the Merger:

(i)

each outstanding unit of Legato (“Legato Unit”) was separated into the one share of common stock, par value $0.0001 per share, of Legato (“Legato Common Stock”) and one warrant exercisable for one share of Legato Common Stock (“Legato Warrant”);

(ii)	at the Effective Time each outstanding share of Legato Common Stock was converted into and exchanged for the right to receive one newly issued Algoma Common Share; and

(iii)

each outstanding Legato Warrant was converted into an equal number of Algoma Warrants, with each warrant exercisable for one Algoma Common Share for $11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021, the date that is 30 days following the closing of the transactions contemplated by the Merger Agreement and the PIPE Subscription Agreements (“Closing”).

The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2021 assumes that the Merger occurred on June 30, 2021.

The unaudited pro forma condensed combined consolidated statements of net loss for the twelve months ended March 31, 2021 and the unaudited pro forma condensed combined consolidated statements of net loss for the three months ended June 30, 2021 give pro forma effect to the Merger as if it had occurred on April 1, 2020.

The unaudited pro forma condensed combined consolidated financial information does not purport to represent, and is not necessarily indicative of, what the actual financial condition or results of operations of the combined company would have been had the Merger taken place as at the dates indicated, nor is it indicative of the financial condition or results of operations of the combined company as of any future date.

The unaudited pro forma condensed combined consolidated financial information has been prepared using and should be read in conjunction with:

•

Algoma’s audited consolidated financial statements as of and for the year ended, March 31, 2021 and unaudited condensed interim financial statements and related notes as of and for the three months ended, June 30, 2021, included elsewhere in this document; and

•

Legato’s audited financial statements as of and for the period ended December 31, 2020 and unaudited interim condensed financial statements and related notes as of, and for the six months ended, June 30, 2021, included elsewhere in this document.

The historical financial information of Legato has been adjusted to give effect to the differences between generally accepted accounting principles in the United States (“U.S. GAAP”) and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the purposes of the condensed combined consolidated unaudited pro forma financial information. No adjustments were required to convert the Legato financial statements from U.S. GAAP to IFRS for purposes of the condensed combined consolidated unaudited pro forma financial information, except to reclassify Legato Common Stock subject to redemption as non-current liabilities under IFRS (the Legato Common Stock was presented as mezzanine equity under U.S. GAAP). The adjustments presented in the unaudited pro forma condensed combined consolidated financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Merger.

The pro forma adjustments reflect the adjustments to the historical information of the Company and Legato necessary to depict the accounting for the Merger under IFRS. Algoma’s management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined consolidated financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The Merger was accounted for as an acquisition of assets (in exchange for shares) as the underlying transactions did not result in a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”) as Legato does not constitute a business as defined under IFRS 3. Consequently, the Merger was accounted for under IFRS 2, Share-Based Payment. In the accompanying pro forma information, the net assets of Legato were recognized at its fair value, which was approximated by its carrying value, and no goodwill or other intangible assets were recorded. All direct costs of the Merger will be expensed.

The Company has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

Holders of Algoma Common Shares prior to the Transactions and each holder of Replacement LTIP Awards (the “Existing Algoma Investors”) prior to the Merger had, immediately following the Merger, the majority voting interest in the combined entity relative to other shareholders, including following the redemptions made by Legato stockholders and will have the largest ownership interest and voting interest in the combined entity with approximately 73.6% assuming that all of the Algoma Common Shares are issued pursuant to the contingent rights to be granted to the Existing Algoma Investors to receive their pro rata portion of up to 37.5 million Algoma Common Shares if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement (referenced therein as “Adjusted EBITDA”)) and the trading price of the Algoma Common Shares are met (the “Earnout Rights”).

•

The combined company’s board of directors will initially consist of up to ten directors, up to six of whom will initially be appointed by Algoma, three of whom will be initially appointed by Legato, and one of whom will be appointed as mutually agreed upon by Algoma and Legato.

•

Legato and Algoma anticipate that the current executive officers and directors of Algoma Steel Inc., as of June 30, 2021, will become the executive officers and directors of Algoma following the Merger.

•	Algoma is the larger entity, in terms of both revenues and total assets.

Upon consummation of the Merger and the closing of the purchases of an aggregate of 10,000,000 Algoma Common Shares and shares of Legato Common Stock subscribed for and to be purchased by certain U.S. and Canadian accredited investors within the meaning of applicable securities laws, including certain of the Founders and their affiliates (the “PIPE Investors”) at a purchase price per share of $10.00 pursuant to the subscription agreements entered into by the PIPE Investors with Algoma and Legato (the “PIPE Shares”), such purchases to be consummated substantially concurrently with, and contingent upon, the consummation of the Merger (the “PIPE Financing”), the most significant changes in Algoma’s future reported financial position and results of operations was an estimated increase in cash and cash equivalents (as compared to Algoma’s balance sheet as at June 30, 2021) of approximately C$388.2 million ($313.3 million), including C$124 million ($100 million) in gross proceeds from the PIPE Financing and an estimated increase in other financial liabilities of C$424.3 million ($342.2), including C$433.2 million ($349.4 million) related to Earnout Rights. Total direct and incremental transaction costs of Legato and Algoma are estimated at approximately C$28.4 million ($22.9 million), a portion of which will be treated as a reduction of the cash proceeds and deducted from Algoma’s share capital and a portion of which will be treated as an expense on Algoma’s statement of operations.

As a consequence of the Merger, Algoma became the successor to an SEC-registered and Nasdaq-listed company, which will require Algoma to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Upon consummation of the Merger, the aggregate share consideration issued by the Company in the Merger is C$376.9 million ($304.0 million), consisting of 30.3 million newly issued Algoma Common Shares valued at $10.00 per share and 24,179,000 Algoma Warrants valued at C$1.2 million ($0.9 million). The Merger is accounted for under IFRS 2, Share-Based Payment. Consequently, the difference between the fair value of the Algoma Common Shares issued to Legato stockholders and the fair value of the net assets of Legato acquired in connection with the Merger is accounted for as a listing expense. In this case, the listing expenses are significant due to the fact that the fair value of the Algoma Common Shares being issued to the Founders is substantially greater than the amount the Founders paid to acquire their shares.

The following represents the consideration at Closing:

(in thousands of C$)	Final Redemption

Algoma Common Share issuance to Legato Public Stockholders	C$	292,276
Algoma Common Share issuance to Founders & EarlyBirdCapital, Inc. (“EBC”)		83,464
Algoma Warrants		1,178

Share consideration – at Closing	C$	376,918

Listing Expense(1)	C$	84,517

(1)

The Merger is accounted for under IFRS 2, Share-Based Payment. Consequently, the difference between the fair value of the Algoma Common Shares issued to Legato stockholders and the fair value of the net assets of Legato acquired in connection with the Merger is accounted for as a listing expense.

The following summarizes the pro forma Algoma Common Shares outstanding prior to the issuance of any additional Algoma Common Shares pursuant to the Earnout Rights:

Final Redemption

Legato Public Stockholders	23,574,284
Founders & EBC	6,732,036
PIPE Investors(1)	10,000,000
Existing Algoma Investors	75,000,000

Pro Forma Shares Outstanding(2)	115,306,320

(1)	Concurrent with the Merger, the Company is expected to issue 10.0 million shares at $10.00 per share to PIPE Investors for total cash consideration of $100.0 million.
(2)	Pro Forma Shares Outstanding does not give effects to warrants.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet – As of June 30, 2021

			Final Redemption
(in millions of C$)	Algoma Steel Group Inc.	Legato Merger Corp.	Transaction Accounting Adjustments		Pro Forma Balance Sheet

ASSETS
Current
Cash	21.9	0.3	292.3	(b)	410.1
			124.0	(d)
			(28.4	)(e)
Restricted Cash	3.9	—			3.9
Taxes receivable	—	—			—
Accounts receivable, net	333.2	—			333.2
Inventories, net	469.5	—			469.5
Prepaid expenses and deposits	72.2	0.1			72.3
Margin payments	95.8	—			95.8
Other assets	3.1	—			3.1

Total current assets	999.6	0.4	387.9		1,387.9

Non-current
Property, plant and equipment, net	687.4	—			687.4
Cash and marketable securities held in Trust Account	—	292.3	(292.3	)(b)	—
Intangible assets, net	1.4	—			1.4
Parent company promissory note receivable	2.1	—			2.1
Other assets	6.7	—			6.7

Total non-current assets	697.6	292.3	(292.3)		697.6

Total assets	1,697.2	292.7	95.6		2,085.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	—			—
Accounts payable and accrued liabilities	194.1	—			194.1
Taxes payable and accrued taxes	19.9	—			19.9
Current portion of long-term debt	14.0	—			14.0
Current portion of governmental loans	2.5	—			2.5
Current portion of environmental liabilities	4.2	—			4.2
Other financial liabilities	—	—	433.2	(f)	424.3
			(8.9	)(g)
Derivative financial instruments	97.7	—			97.7

Total current liabilities	332.4	—	424.3		756.7

Non-current liabilities
Long-term debt	429.2	—			429.2
Warrant liability	—	1.5			1.5
Long-term governmental loans	85.9	—			85.9

			Final Redemption
(in millions of C$)	Algoma Steel Group Inc.	Legato Merger Corp.	Transaction Accounting Adjustments		Pro Forma Balance Sheet

Accrued pension liability	143.8	—			143.8
Accrued other post-employment benefit obligation	305.3	—			305.3
Other long-term liabilities	2.5	—			2.5
Environmental liabilities	35.8	—			35.8
Common stock subject to possible redemption	—	285.0	(285.0	)(c)	—

Total non-current liabilities	1,002.5	286.5	(285.0)		1,004.0

Total liabilities	1,334.9	286.5	139.9		1,760.7

Common stock subject to possible redemption	—				—
Shareholders’ equity
Common stock subject to possible redemption	—	—			—
Historical – Algoma Common Shares: no par value – unlimited shares authorized and 100,000,002 shares issued and outstanding as of June 30, 2021	409.5	—	375.7	(c)
			124.0	(d)
Pro Forma – Algoma Common Shares: no par value – unlimited shares authorized		—	(1.9	)(e)	907.3
Historical – Shares of Legato Common Stock: $0.0001 par value – 60,000,000 shares authorized and 7,195,458 shares issued and outstanding (excluding 23,111,578 shares subject to possible redemption) as of June 30, 2021	—	—
Accumulated other comprehensive income	(6.9)	—			(6.9)
Contributed surplus	5.3	7.4	(7.4	)(c)	31.7
			26.4	(g)
Retained Earnings (Accumulated deficit)		(1.2)	1.2	(c)	—
Deficit	(45.6)	—	(84.5	)(c)	(607.4)
			(26.5	)(e)
			(433.2	)(f)
			(17.5	)(g)

Total shareholders’ equity	362.3	6.2	(44.7)		324.8

Total liabilities and shareholders’ equity	1,697.2	292.7	95.6		2,085.5

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Loss– For the Twelve Months Ended March 31, 2021

			Final Redemption
(in millions of C$)	Algoma Steel Group Inc.	Legato Merger Corp.	Transaction Accounting Adjustments			Pro Forma Income Statement

Revenue	1,794.9	—				1,794.9
Operating expenses
Cost of sales	1,637.7	—				1,637.7
Administrative and selling expenses	72.4	0.3	25.8	1	(c)	98.5

Profit (loss) from operations	84.8	(0.3)	(25.8)			58.7

Other (income) and expenses
Finance income	(1.1)					(1.1)
Investment income on Trust Account	—	(0.0)				(0.0)
Change in fair value of warrants	—	(0.6)				(0.6)
Finance costs	68.5	0.0				68.5
Interest on pension and other post-employment benefit obligations	17.0	—				17.0
Foreign exchange loss (gain)	76.5	—				76.5
Transaction costs	—	—	31.3	1	(a)	119.9
			88.6	1	(b)

(Loss) income before income taxes	(76.1)	0.3	(145.7)			(221.5)

Income tax recovery	—	—	—			—

Net (loss) income	(76.1)	0.3	(145.7)			(221.5)

Weighted average shares outstanding of common stock – basic	100,000,002	5,024,345				115,306,320
Weighted average shares outstanding of common stock – diluted	100,000,002	5,024,345				115,306,320
Basic net loss per share	$(0.76)	$(0.06)				$(1.92)
Diluted net loss per share	$(0.76)	$(0.06)				$(1.92)

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Income (Loss) – For the Three Months Ended June 30, 2021

			Final Redemption
(in millions of C$)	Algoma Steel Group Inc.	Legato Merger Corp.	Transaction Accounting Adjustments			Pro Forma Income Statement

Revenue	789.1	—				789.1
Operating expenses
Cost of sales	510.2	—				510.2
Administrative and selling expenses	26.7	0.4	(8.5)	2	(b)	18.6

Profit (loss) from operations	252.2	(0.4)	8.5			260.3

Other (income) and expenses
Finance income	—	—				—
Investment income on Trust Account	—	—				—
Change in fair value of warrants	—	—				—
Finance costs	15.1	1.1				16.2
Interest on pension and other post-employment benefit obligations	2.9	—				2.9
Foreign exchange loss (gain)	10.0	—				10.0
Transaction costs	2.9	—	(2.9)	2	(a)	—

(Loss) income before income taxes	221.3	(1.4)	11.4			231.3

Income tax recovery	17.7	—	—			17.7

Net (loss) income	203.6	(1.4)	11.4			213.6

Weighted average shares outstanding of common stock – basic	100,000,002	6,732,036				115,306,320
Weighted average shares outstanding of common stock – diluted	100,000,002	6,732,036				115,306,320
Basic net income (loss) per share	$2.04	$(0.21)				$1.85
Diluted net income (loss) per share	$2.04	$(0.21)				$1.85

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2021 assumes that the Merger occurred on June 30, 2021. The unaudited pro forma condensed combined consolidated statement of net loss have been prepared as if the Merger occurred on April 1, 2020.

The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that Algoma believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. Algoma believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the consummation of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined consolidated financial information.

The unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the financial statements and notes thereto of each of Legato and Algoma included elsewhere in this document.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined consolidated financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Merger.

The historical financial information of Legato has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert the Legato financial statements from U.S. GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify Legato Common Stock subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Merger. Additionally, the historical financial information of Legato was presented in US dollars. The balance sheet as at June 30, 2021 was translated at a spot exchange rate of C$1.239 = $1.00. The condensed statements of operations for the twelve months ended March 31, 2021 were translated at the average exchange rate of C$1.306 = $1.00, and the condensed statements of operations for the three months ended June 30, 2021 were translated at the average exchange rate of C$1.2282 = $1.00.

Legato Merger Corp. Statement of Net Income for the period from June 26, 2020 through March 31, 2021

	For the period from June 26, 2020 through December 31, 2020 (US$)	Three months ended March 31, 2021 (US$)	Foreign Exchange Rate	in C$

		(in millions)
General and administrative costs	0.0	0.2	1.31	0.3
Financing cost – derivative warrant liabilities	—	0.0	1.31	0.0

Loss from operations	(0.0)	(0.2)		(0.3)

Other (income):
Change in fair value of warrants		(0.4)	1.31	(0.6)
Investment income on Trust Account		(0.0)	1.31	(0.0)

Income before income tax provision	(0.0)	0.2		0.3

Provision for income taxes	—	—	1.31	—

Net income	(0.0)	0.2		0.3

Legato Merger Corp. Statement of Net Income for the period from April 1, 2021 through June 30, 2021

	For the period from April 1, 2021 through June 30, 2021 (US$)	Foreign Exchange Rate	in C$

	(in millions)
General and administrative costs	0.3	1.23	0.4
Financing cost – derivative warrant liabilities	0.9	1.23	1.1

Loss from operations	(1.2)		(1.4)

Other (income):
Change in fair value of warrants		1.23	—
Investment income on Trust Account		1.23	—

Income before income tax provision	(1.2)		(1.4)

Provision for income taxes	—	1.23	—

Net loss	(1.2)		(1.4)

Legato Merger Corp Balance Sheet as at June 30, 2021

	US$	Foreign Exchange Rate	C$	Adjustments for US GAAP to IFRS Conversion			Legato Merger Corp Balance Sheet (in C$ under IFRS)

	(in millions)
ASSETS
Current
Cash	0.2	1.24	0.3				0.3
Prepaid expenses and deposits	0.1	1.24	0.1				0.1

Total current assets	0.3		0.4				0.4

Non-current
Cash and marketable securities held in Trust Account	235.8	1.24	292.3				292.3
Total non-current assets	235.8		292.3				292.3

Total assets	236.1		292.7				292.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Taxes payable and accrued taxes	—	1.24	0.0				0.0

Total current liabilities	—		0.0				0.0

Non-current liabilities
Warrant liability	1.2	1.24	1.5				1.5
Common stock subject to possible redemption	—		0.0	285.0	(a	)	285.0

Total non-current liabilities	1.2		1.5				286.5

Total liabilities	1.2		1.5				286.5
Common stock subject to possible redemption	229.9	1.24	285.0	(285.0)	(a	)	—
Stockholders’ equity
Additional paid-in capital	6.0	1.24	7.4				7.4
Retained Earnings (Accumulated deficit)	(1.0)	1.24	(1.2)				(1.2)
Total stockholders’ equity	5.0		6.2				6.2

Total liabilities and stockholders’ equity	236.1		292.7				292.7

Algoma and Legato did not have any intercompany transactions, accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined consolidated statement of net loss are based upon the number of Algoma Common Shares outstanding, assuming the Merger occurred on April 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet as of June 30, 2021

The adjustments included in the unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2021 are as follows:

a.

Legato’s Common Stock subject to possible redemption balance of C$285.0 million ($229.9 million) was classified as a temporary equity under U.S. GAAP and should be classified as a liability under IFRS because the right to redeem was at the option of the holder.

b.	To reclassify cash and marketable securities held in the Trust Account of C$292.3 million ($235.8 million) that becomes available in connection with the Merger.

c.

To record the fair value of the Algoma Common Shares issued to Legato stockholders in connection with the Merger in the amount of C$375.7 million ($303.0 million). Legato Common Stock previously subjected to possible redemption will become part of the permanent share capital of the combined entity, resulting in an adjustment of C$285.0 million ($229.9 million) to Legato Common Stock subject to possible redemption. The difference between the fair value of the Algoma Common Shares issued to Legato stockholders and the fair value of the net assets of Legato acquired in connection with the Merger is a listing expense in the amount of C$84.5 million ($68.2 million).

d.	To record the C$124.0 million ($100.0 million) investment pursuant to the PIPE Subscription Agreement.

e.

To reflect payment of the estimated C$28.4 million ($22.9 million) of non-recurring Merger-related expenses. Of those expenses, C$1.9 million ($1.5 million) was related to the issuance of Algoma Common Shares and was reflected as a reduction of share capital.

f.

To record the derivative liability related to the Earnout Rights granted to the existing shareholders of Algoma in the amount of C$433.2 million ($349.4 million) pursuant to First Earnout Event, Second Earnout Event, Third Earnout Event and Fourth Earnout Event. Algoma currently expects that the full amount of the earnout will be awarded, however, has not reflected any revaluations of the liability that may occur prior to its settlement in the pro forma condensed combined consolidated financial information as such amounts cannot be estimated.

The fair value of the financial liability has been estimated using the fair value of the shares expected to be issued, discounted at the weighted-average cost of capital of Algoma as at June 30, 2021. A C$1.24 ($1.00) increase or decrease in the share value will increase or decrease the liability by approximately C$43.3 million ($34.9 million).

g.

To recognize the impact on the fair value measurement of the rights issued to eligible management shareholders in exchange for vested awards granted under the Long-Term Incentive Plan adopted by Algoma Steel Holdings Inc. effective as of May 13, 2021, and the cancellation of unvested awards as a result of the Merger, in the amount of C$17.5 million ($14.1 million).

Adjustments to Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Loss for the twelve months ended March 31, 2021 and for the three months ended June 30, 2021

The unaudited pro forma condensed combined consolidated statement of net loss for the twelve months ended March 31, 2021 and the unaudited pro forma condensed combined consolidated statement of net loss for the three months ended June 30, 2021 give effect to the Merger as if it had been completed on April 1, 2020.

(1)	The pro forma adjustments included in the unaudited pro forma condensed combined consolidated statement of net loss for the twelve months ended March 31, 2021 are as follows:

a.

To reflect payment of the estimated C$31.3 million ($26.1 million) of non-recurring Merger-related expenses. Of those expenses C$1.9 million ($1.5 million) was related to the issuance of Algoma Common Shares and was reflected as a reduction of share capital.

b.

To record the listing expense resulting from the difference between the fair value of the Algoma Common Shares issued to Legato stockholders and the fair value of the net assets of Legato acquired in connection with the Merger in the amount of C$88.6 million ($67.0 million).

c.

To recognize the impact on the fair value measurement of the rights issued to eligible management shareholders in exchange for vested awards granted under the LTIP adopted by Algoma Steel Holdings Inc. effective as of May 13, 2021, and the cancellation of unvested awards as a result of the Merger, in the amount of C$25.8 million ($19.5 million).

(2)	The pro forma adjustments included in the unaudited pro forma condensed combined consolidated statement of net loss for the three months ended June 30, 2021 are as follows:

a.

To reverse non-recurring Merger-related expenses accrued in the current period of C$2.9 million ($2.2 million) that have already been reflected in pro forma adjustments in the unaudited pro forma condensed combined consolidated statement of net loss for the twelve months ended March 31, 2021.

b.

To reverse the share-based payment expense of C$8.5 million ($6.4 million) recognized in the current period for the LTIP adopted by Algoma Steel Holdings Inc. effective as of May 13, 2021. The adjustment for the fair value measurement of the rights issued to eligible management shareholders in exchange for vested awards, and the cancellation of unvested awards as a result of the Merger was reflected as a pro forma adjustment in the unaudited pro forma condensed combined consolidated statement of net loss for the twelve months ended March 31, 2021.

3.	Income (Loss) per Share

Represents the net earnings per share calculated using the weighted average of Algoma Common Shares and the issuance of additional Algoma Common Shares in connection with the Merger, assuming the Algoma Common Shares were outstanding since April 1, 2020. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average Algoma Common Shares outstanding for basic and diluted net loss per ordinary share assumes that the Algoma Common Shares issuable in connection with the Merger have been outstanding for the entire period presented.

The unaudited pro forma condensed combined consolidated financial information has been prepared assuming that it is prior to the issuance of any additional Algoma Common Shares pursuant to the Earnout Rights, for the three months ended June 30, 2021 and the twelve months ended March 31, 2021:

As of and for the three month period ended June 30, 2021	Legato	Algoma	Algoma Post-Stock Split	Final Redemption

Book Value per Share:
Total shareholders’ equity (deficit)	$6,200,000	$362,300,000	$362,300,000	$324,778,877
Number of Outstanding Shares	7,319,888	100,000,002	75,000,000	115,306,320

Book Value per Share	$0.85	$3.62	$4.83	$2.82

Weighted average shares outstanding, basic and diluted (anti-dilutive for loss position):
Net loss per share – basic and diluted (anti-dilutive for loss position)
Net income (loss)	$1,444,363	$203,600,000	$203,600,000	$213,555,637
Total outstanding shares	6,732,036	100,000,002	75,000,000	115,306,320

Weighted average shares outstanding and net loss per share	$(0.21)	$2.04	$2.71	$1.85

As of and for the year ended March 31, 2021	Legato	Algoma	Algoma Post-Stock Split	Final Redemption

Book Value per Share:
Total shareholders’ equity (deficit)	$6,300,000	$173,800,000	$173,800,000	$140,800,000
Number of Outstanding Shares	7,195,458	100,000,002	75,000,000	115,306,320

Book Value per Share	$0.88	$1.74	$2.32	$1.22

Weighted average shares outstanding, basic and diluted (anti-dilutive for loss position):
Net loss per share – basic and diluted (anti-dilutive for loss position)
Net income (loss)	$300,000	$(76,100,000)	$(76,100,000)	$(221,500,000)
Total outstanding shares	5,024,345	100,000,002	75,000,000	115,306,320

Weighted average shares outstanding and net loss per share	$0.06	$(0.76)	$(1.01)	$(1.92)

As a result of pro forma net loss, the earnings per share amounts exclude the dilutive impact from the 37.5 million Earnout Rights granted to existing Algoma shareholders as part of the Merger Agreement, and 24,179,000 Algoma Common Shares issuable to existing Legato stockholders upon conversion of warrants. For the three month period ended June 30, 2021, when there is pro forma net income, the earnings per share amounts also exclude the dilutive impact of the Earnout Rights because such rights are issuable pursuant to a contingent event that has not yet occurred, as well as the Algoma Common Shares issuable to existing Legato stockholders upon conversion of warrants as they are anti-dilutive.